SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

The Music Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
62752R 100
(CUSIP Number)
November 25, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62752R 100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Music Acquisition Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,675,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,675,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,675,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*	The securities are held directly by Music Acquisition Sponsor LLC (the “Sponsor”) and indirectly by Todd Lowen and Neil Jacobson, who share total voting and dispositive control as the sole managers of the Sponsor. Each of Mr. Lowen and Mr. Jacobson may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 62752R 100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Todd Lowen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,675,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,675,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,675,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*	The securities are held directly by the Sponsor and indirectly by Todd Lowen and Neil Jacobson, who share total voting and dispositive control as the sole managers of the Sponsor. Each of Mr. Lowen and Mr. Jacobson may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 62752R 100	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Neil Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,675,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,675,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,675,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*	The securities are held directly by the Sponsor and indirectly by Todd Lowen and Neil Jacobson, who share total voting and dispositive control as the sole managers of the Sponsor. Each of Mr. Lowen and Mr. Jacobson may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 62752R 100	13G	Page 5 of 8 Pages

Item 1(a). Name of Issuer:

The Music Acquisition Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

9000 W. Sunset Blvd #1500, Hollywood, CA 90069

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Music Acquisition Sponsor LLC

(ii) Todd Lowen

(iii) Neil Jacobson

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 9000 W. Sunset Blvd #1500, Hollywood, CA 90069.

Item 2(c). Citizenship:

Music Acquisition Sponsor, LLC is a Delaware limited liability company, and Todd Lowen and Neil Jacobson are citizens of the United States of America.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e). CUSIP Number:

62752R 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

CUSIP No. 62752R 100	13G	Page 6 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: Music Acquisition Sponsor LLC – 5,675,000 Shares Todd Lowen – 5,675,000 Shares Neil Jacobson – 5,675,000 Shares

(b)	Percent of class: Music Acquisition Sponsor LLC – 19.7% Todd Lowen – 19.7% Neil Jacobson – 19.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Music Acquisition Sponsor LLC – 0 Todd Lowen – 0 Neil Jacobson – 0

	(ii)	Shared power to vote or to direct the vote: Music Acquisition Sponsor LLC – 5,675,000 Shares Todd Lowen – 5,675,000 Shares Neil Jacobson – 5,675,000 Shares

	(iii)	Sole power to dispose or to direct the disposition of: Music Acquisition Sponsor LLC – 0 Todd Lowen – 0 Neil Jacobson – 0

	(iv)	Shared power to dispose or to direct the disposition of: Music Acquisition Sponsor LLC – 5,675,000 Shares Todd Lowen – 5,675,000 Shares Neil Jacobson – 5,675,000 Shares

The Sponsor holds 5,675,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), representing approximately 19.7% of the issued and outstanding shares of Class A Common Stock, par value $0.0001 (“Class A Common Stock”), of the Issuer on an as-converted basis, calculated based upon 28,750,000 shares of common stock outstanding (consisting of 23,000,000 shares of Class A Common Stock, and 5,750,000 shares of Class B Common Stock outstanding as of November 10, 2021) as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities Exchange Commission on January 28, 2022.

The securities described above are held directly by the Sponsor and indirectly by Todd Lowen and Neil Jacobson, who share total voting and dispositive control as the sole managers of the Sponsor. Each of Mr. Lowen and Mr. Jacobson may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 62752R 100	13G	Page 7 of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

CUSIP No. 62752R 100	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2022

MUSIC ACQUISITION SPONSOR LLC

By:	/s/ Todd Lowen
	Name:	Todd Lowen
	Title:	Authorized Signatory

/s/ Todd Lowen
	Name:	Todd Lowen

/s/ Neil Jacobson
	Name:	Neil Jacobson

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

Date: February 1, 2022

MUSIC ACQUISITION SPONSOR LLC

By:	/s/ Todd Lowen
	Name:	Todd Lowen
	Title:	Authorized Signatory

/s/ Todd Lowen
	Name:	Todd Lowen

/s/ Neil Jacobson
	Name:	Neil Jacobson